SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                              AMENDED AND RESTATED

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                             ELSTA B.V. & CO., C.V.
                       -----------------------------------

                        (Name of foreign utility company)


                               The AES Corporation
                               1001 N. 19th Street
                                   Suite 2000
                            Arlington, Virginia 22209

                       -----------------------------------

                   (Name of filing company, if filed on behalf
                          of a foreign utility company)


     The Commission is requested to mail copies of all correspondence relating to this Notification to:

                  William R. Luraschi, Esq.
                  The AES Corporation
                  1001 N. 19th Street
                  Suite 2000
                  Arlington, Virginia  22209

                  Lynn N. Hargis
                  Chadbourne & Parke LLP
                  1200 New Hampshire Avenue, N.W.
                  Suite 300
                  Washington, D.C.  20036

     This notification amends and restates, in its entirety, an earlier notification filed on February 23, 1996, by Destec Energy, Inc. with respect to ELSTA B.V. & CO., C.V.

Item 1

     The name of the entity claiming foreign utility status is Elsta B.V. & Co., C.V., a Netherlands limited partnership ("Elsta"), the business address of which is Poelendaelesingel 10, NL-4335 JA Middelburg, Netherlands. Elsta will own a facility that will be used for generating and transmitting/distributing electric energy. The electric energy produced at such facility will be sold to Dow Benelux N.V., a Netherlands subsidiary ("Dow") of The Dow Chemical Company. Any electric energy not sold to Dow will be sold at wholesale to two Dutch corporations, N.V. Delta Nutsbedrijven ("Deltan") and N.V. Provinciale Noordbrabantse Energie Maatschappij ("PNEM"). Set forth below is a description of the facilities to be owned by Elsta for the generation, transmission, and distribution of electric energy for sale:

     Elsta will cause the construction of, and own, a cogeneration facility (the "Facility") located next to Dow's chemical manufacturing site in Terneuzen, Netherlands. The Facility shall have a nominal 405 megawatts of electric capacity. The Facility's design consists of three high efficiency combustion turbine generators with a nominal power output of 126 megawatts each. Each combustion turbine exhausts through a heat recovery boiler to supply steam for an extraction/induction full condensing steam turbine-generator capable of producing an additional nominal 90 megawatts of electrical energy and providing a minimum of 350 metric tons/hour of steam. The Facility will also include an associated 50 kV transmission line and related substation.

     Elsta B.V., a Netherlands private limited liability company and the sole general partner of Elsta (the "General Partner"), having complete and exclusive control over the management of Elsta, owns a 1% partnership interest in Elsta. Terneuzen CoGen B.V., a Netherlands private limited liability company ("CoGen"), owns a 49.5% limited partnership interest in Elsta, and Deltan and PNEM each own a 24.75% limited partnership interest in Elsta. All of the voting stock of CoGen is owned by AES Global Power Holdings B.V. ("AES-GPH"), a Netherlands private limited liability company. All of the voting stock of AES-GPH is owned by The AES Corporation, a Delaware corporation. In addition, AES-GPH owns 50% of the voting stock of the General Partner, and Deltan and PNEM each own 25% of the voting stock of the General Partner.

Item 2

     None of the companies referenced in Item 1 has any domestic associate public utility companies.

     No state commission certification is required under Section 33(a)(2) of the Act in connection with this transaction.

                                    Signature

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                   By: /s/ WILLIAM R. LURASCHI
                                      -------------------
                                      William R. Luraschi
                                      General Counsel
                                      The AES Corporation
                                      1001 N. 19th Street
                                      Arlington, Virginia  22209
                                      (703) 522-1315


Dated:     October 24, 1997